NO Act   Document Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
2007 AUG 22 AM 9:44
SEC / MR

DIVISION OF
MARKET REGULATION

Act	1934 Act
Section	§14(e)
Rule	14e-5
Public Availability	7/20/07

July 20, 2007

07070812

Lawrence Vranka, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

George Karafotias, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom

PROCESSED
DEC 03 2007
THOMSON
FINANCIAL

William Rogers, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

Gregory Astrachan, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
United Kingdom

Re: Proposed Offer for ABN AMRO Holding NV by Royal Bank of Scotland Group PLC, Banco Santander Central Hispano SA and Fortis SA/NV and Fortis N.V. File No. TP 07-74

Gentlemen:

This is in response to your letter dated July 19, 2007. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the United States Securities and Exchange Commission ("Commission") hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act") to permit the Consortium Prospective Purchasers to purchase or arrange to purchase ABN AMRO Shares otherwise than pursuant to the Offers, particularly in light of the following facts:

1. ABN AMRO is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act;

2. The Dutch Offer is required to be conducted in accordance with Dutch law, in particular the Dutch Takeover Regulations;

3. The Consortium Prospective Purchasers will not make any purchases or arrangements to purchase ABN AMRO Shares outside of the Offers for a consideration greater than that paid to all holders of ABN AMRO Shares pursuant to the Offers; and

4. The existence of the Agreement on Mutual Administrative Assistance in the Exchange of Information in Securities Matters between the Commission and the Minister of Finance of the Kingdom of the Netherlands dated December 11, 1989.

The Commission grants the foregoing exemption subject to the following conditions:

1. No purchases or arrangements to purchase ABN AMRO Shares, otherwise than pursuant to the Offers, shall be made in the United States, unless otherwise permitted under Rule 14e-5;

2. Disclosure of the possibility of, or intention to make, purchases of ABN AMRO Shares outside of the Offers by the Consortium Prospective Purchasers shall be included prominently in the Offer Document;

3. The Consortium Prospective Purchasers will disclose in the United States, to the extent such information is made public in the Netherlands pursuant to the Dutch Takeover Regulations, information regarding all purchases of ABN AMRO Shares by or on behalf of Consortium Prospective Purchasers outside of the Offers subsequent to the announcement date;

4. The Consortium Prospective Purchasers shall comply with applicable requirements under Dutch law, including the Dutch Takeover Regulations;

5. The Dutch Takeover Regulations provide that an offeror must pay in a tender offer the highest consideration paid by that offeror outside of the offer only in transactions other than on an exchange; however, the Consortium Prospective Purchasers shall raise the tender offer price to match any more favorable consideration paid for ABN AMRO Shares outside of the Offers;

6. The Consortium Prospective Purchasers shall provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of ABN AMRO Shares made by or on behalf of the Consortium Prospective Purchasers outside of the Offers, on a transaction-by-transaction basis, including;

   a. size, broker (if any), time of execution, and price of purchase; and

   b. the exchange, quotation system, or other facility through which the purchase occurred;

7. Upon the request of the Division of Market Regulation, the Consortium Prospective Purchasers shall transmit the information specified in paragraph 6 above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

8. The Consortium Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offers;

9. Representatives of the Consortium Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

10. Except as otherwise exempted herein, the Consortium Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemptions are based solely on the representations made and the facts presented in your letter and are strictly limited to the application of Rule 14e-5 to the Offers as described above. The Offers should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offers must comply with these and any other applicable provisions of the federal securities laws. We express no view with respect to any other questions that the Offers may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the Offers.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Associate Director

Attachment

Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
United States

Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
United Kingdom

Mr. James Brigagliano
Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

July 19, 2007

Proposed Offer for ABN AMRO Holding NV by The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A. and Fortis SA/NV and Fortis N.V.

Dear Mr. Brigagliano:

We are writing jointly, on behalf of our respective clients, The Royal Bank of Scotland Group plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("**RBS**"), Banco Santander Central Hispano, S.A., a bank organized under the laws of the Kingdom of Spain ("**Santander**"), and Fortis SA/NV, a company incorporated in Belgium, and Fortis N.V., a public limited liability company incorporated in the Netherlands (together "**Fortis**" and, together with RBS and Santander, the "**Consortium**"). On May 29, 2007, the Consortium announced a proposed offer to acquire all of the outstanding shares of ABN AMRO Holding NV, a public limited liability company incorporated in the Netherlands ("**ABN AMRO**"). The proposed offer would comprise an offer for all the outstanding ordinary shares, nominal value of €0.56 per share, of ABN AMRO ("**ABN AMRO Ordinary Shares**") and American Depositary Shares ("**ADSs**"), each representing one ABN AMRO Ordinary Share, of ABN AMRO ("**ABN AMRO ADSs**" and, together with the ABN AMRO Ordinary Shares, "**ABN AMRO Shares**"). The proposed offer will be made by a newly established special purpose vehicle jointly owned by the Consortium members. The ABN AMRO Ordinary Shares are listed on Euronext Amsterdam and the New York Stock Exchange (the "**NYSE**") and the ABN AMRO ADSs are listed on the NYSE (such exchanges collectively referred to in this letter as the "**Exchanges**").

Pursuant to revised terms of the proposed offer, announced by the Consortium on July 16, 2007, ABN AMRO shareholders would have the right to exchange each of their ABN AMRO Shares for (i) €35.60 in cash and (ii) 0.296 newly issued ordinary shares, nominal value of £0.25 per share, of RBS ("**RBS Ordinary Shares**"). Prior to completion of the proposed offer, RBS intends to establish an American

Depositary Receipt facility in the United States in which former holders of ABN AMRO Shares who received RBS Ordinary Shares in the proposed offer would be able to deposit their RBS Ordinary Shares in exchange for ADSs representing RBS Ordinary Shares ("**RBS ADSs**"). It is expected that an application would be made to list the RBS ADSs on the NYSE.

The proposed offer is expected to comprise:

- a US offer made pursuant to the US Offer Document (the "**US Offer Document**") to all holders of ABN AMRO Ordinary Shares who are located in the United States and to all holders of ABN AMRO ADSs, wherever located (the "**US Offer**"); and
- a Dutch offer made pursuant to the Dutch Offer Document (the "**Dutch Offer Document**", collectively referred to with the US Offer Document as the "**Offer Document**") to all holders of ABN AMRO Ordinary Shares who are located in the Netherlands and to all holders of ABN AMRO Ordinary Shares who are located outside of the Netherlands and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the "**Dutch Offer**" and, together with the US Offer, the "**Offers**").

The Dutch Offer would be structured to comply with the applicable requirements of the Dutch Financial Supervision Act (*Wet financieel toezich*), the Dutch Securities Market Supervision Act (*Wet toezicht effectenverkeer 1995*), the Dutch Securities Market Supervision Decree (*Besluit toezicht effectenverkeer 1995*) and the relevant regulations promulgated thereunder (collectively, the "**Dutch Takeover Regulations**"), which govern tender offers in the Netherlands, as well as applicable rules and regulations of the Dutch securities regulator, the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiele Markten*) (the "**AFM**"). The US Offer would be structured to comply with the applicable requirements of Sections 14(d) and 14(e) of the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**") as well as the applicable provisions of the US Securities Act of 1933 (the "**Securities Act**"). As discussed below, the Consortium expects that the US Offer would be a "Tier II" offer. The US Offer would, to the extent applicable, also be governed by the Dutch Takeover Regulations as well as the applicable rules and regulations of the AFM. The Offers would be made pursuant to the Offer Document published on or shortly after the date the Offers are formally commenced.

As previously discussed with members of the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**"), the Consortium is requesting exemptive relief from Rule 14e-5 promulgated under the Exchange Act to permit purchases or arrangements to purchase ABN AMRO Shares by RBS, Santander and Fortis, any of their subsidiaries or subsidiary undertakings and any advisor, broker or financial institution acting as an agent or for the account or benefit of RBS, Santander and/or Fortis (collectively, the "**Consortium Prospective Purchasers**"), outside of the Offers in accordance with Dutch law.

Linklaters LLP and Shearman & Sterling LLP are acting as US counsel to RBS. RBS has provided and authorized Linklaters LLP and Shearman & Sterling LLP to make on their behalf the factual representations set forth in this letter. Cravath, Swaine & Moore LLP is acting as US counsel to Santander. Santander has provided and authorized Cravath, Swaine & Moore LLP to make on their behalf the factual representations set forth in this letter. Willkie Farr & Gallagher LLP is acting as US counsel to Fortis. Fortis has provided and authorized Willkie Farr & Gallagher LLP to make on their behalf the factual representations set forth in this letter. The statements contained in this letter with respect to the application of Dutch law to the Dutch Offer and to the Consortium have been reviewed by Linklaters LLP, Dutch counsel to the Consortium. The statements contained in this letter with respect to ABN AMRO are based on publicly available filings in the United States and the Netherlands.

1 Factual Background

ABN AMRO

According to ABN AMRO's Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Commission, ABN AMRO is a leading international banking group offering a wide range of banking products and financial services on a global basis through a network of more than 4,500 offices and branches in 56 countries as at December 31, 2006. ABN AMRO is the largest banking group in the Netherlands and is one of the largest banking groups in the world, with total consolidated assets of €987.1 billion at December 31, 2006. ABN AMRO has a substantial presence in Brazil, Italy and the midwestern United States and is one of the largest foreign banking groups in the United States, based on total assets held as at December 31, 2006. ABN AMRO also has extensive international advisory, capital markets and investment banking activities and its global asset management business manages €193.3 billion in specialist mandates and mutual funds in Europe, the Americas, Asia and Australia.

ABN AMRO is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and the ABN AMRO Ordinary Shares are registered under Section 12(b) of the Exchange Act. According to ABN AMRO's Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Commission, 1,853,786,791 ABN AMRO Ordinary Shares (including shares underlying the ABN AMRO ADSs) were issued and outstanding.

RBS

RBS is the holding company for one of the world's largest banking and financial services groups, with a market capitalization of £62.8 billion at the end of 2006. Headquartered in Edinburgh, Scotland, RBS operates in the United Kingdom, the United States and internationally through its two principal subsidiaries The Royal Bank of Scotland plc and National Westminster Bank plc, which are major UK clearing banks. In the United States, RBS's subsidiary, Citizens Financial Group, Inc. was ranked the eighth largest commercial banking organization by deposits at the end of 2006. RBS has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers. As at December 31, 2006, RBS had total assets of £871.4 billion and shareholders' equity of £40.2 billion.

RBS is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and ADSs, each representing one non-cumulative dollar preference share, are registered under Section 12(b) of the Exchange Act. As at December 31, 2006, 3,152,844,335 RBS Ordinary Shares were issued and outstanding. The RBS Ordinary Shares are listed on the London Stock Exchange and ADSs in respect of RBS's non-cumulative dollar preference shares are listed on the NYSE.

Santander

Santander is the parent bank of the Santander Group, one of the world's largest banking groups by market value, with a market capitalization of €88.4 billion at the end of 2006. Headquartered in Madrid, Spain, the Santander Group operates in three geographic areas: (i) Continental Europe, where the main institutions are Santander, Banco Español de Crédito, Banco Banif, Santander Consumer Finance and Banco Santander Totta; (ii) the United Kingdom, where the main institution is Abbey National; and (iii) Latin America, mainly Brazil, Mexico, Chile, Argentina, Puerto Rico, Venezuela and Colombia. Santander is incorporated under, and governed by, the laws of the Kingdom of Spain. The Santander group's main business areas are retail banking, wholesale banking and asset management and insurance. As at December 31, 2006, Santander had total assets of €833.9 billion and shareholders' equity of €40.1 billion.

Santander is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act and its ordinary shares and ADSs, each representing one Santander ordinary share, are registered under Section 12(b) of the Exchange Act. As at December 31, 2006, 6,254,296,579 Santander ordinary shares were issued and outstanding. Santander's ordinary shares and ADSs are listed on the NYSE.

Fortis

Fortis is an international provider of banking and insurance products and services to personal, business and institutional customers. Fortis delivers a comprehensive package of financial products and services through its own distribution channels and via intermediaries and other partners.

With total assets of €775 billion and shareholders' equity of €20.6 billion at December 31, 2006, Fortis ranks among the twenty largest financial institutions in Europe based on a market capitalization of €43.3 billion at December 31, 2006, and has a presence in over 50 countries and approximately 57,000 employees (full time equivalents).

In its home market, the Benelux countries, Fortis occupies a leading position in each of its principal business segments, banking and insurance. Fortis's retail banking operations are a market leader in the Benelux region. Fortis has developed an integrated, European-wide network to serve its international client base. Fortis also operates worldwide in selected activities, such as fund administration, trade finance, shipping finance, export and project finance and global markets. In specific countries in Europe and Asia it exploits its know-how and experience in banking and insurance, and is a market leader in bancassurance in Portugal.

Fortis is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act and claims the exemption from registration in the United States pursuant to Rule 12g3-2(b) under the Exchange Act. As at December 31, 2006, 1,342,815,545 unified Fortis shares were issued and outstanding. The Fortis shares are primarily listed on Euronext Brussels and Euronext Amsterdam.

2 Qualification for Tier II Relief

In conducting the US Offer as described in this letter, the Consortium expects to be able to rely on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons engaged in a tender offer under certain conditions ("**Tier II Relief**"). In order for an offer to qualify for Tier II Relief, (i) the subject company must be a foreign private issuer as defined in

Rule 3b-4 under the Exchange Act and not an investment company as defined under the Investment Company Act of 1940, (ii) no more than 40% of the securities of the subject company sought in the offer may be held by holders who are resident in the United States and (iii) the offeror must comply, subject to any applicable exemptions, with all applicable US tender offer rules and regulations.

Pursuant to the instructions to Rule 14d-1, the issuer of the subject securities will be presumed to be a foreign private issuer and US holders will be presumed to hold 40% or less of such outstanding securities unless: (i) the tender offer is made pursuant to an agreement with the issuer of the subject securities; (ii) the aggregate trading volume of the subject class of securities on all national securities exchanges in the United States, over the 12-calendar-month period ending 30 days before commencement of the offer, exceeds 40% of the worldwide aggregate trading volume of that class of securities over the same period; (iii) the most recent annual report or annual information filed or submitted by the issuer with the securities regulators of its home jurisdiction or with the Commission indicates that US holders hold more than 40% of the outstanding subject class of securities; or (iv) the bidder knows or has reason to know that the level of US ownership exceeds 40% of the outstanding subject class of securities.

As of the date hereof, the Consortium has not entered into an agreement with ABN AMRO with respect to the making of the Offers. The aggregate trading volume of the ABN AMRO Ordinary Shares (including the shares underlying the ABN AMRO ADSs) on all national securities exchanges in the United States (i.e., the NYSE) over the 12-calendar-month period ending June 30, 2007, was less than 40% of the worldwide aggregate trading volume of the ABN AMRO Ordinary Shares (including shares underlying ABN AMRO ADSs) over the same period. This is based on data from Bloomberg which shows that, during the 12-calendar-month period ended June 30, 2007, the worldwide aggregate trading volume of the ABN AMRO Ordinary Shares was 4,273,665,480 of which 3.7% were shares traded on the NYSE. The most recent annual report or annual information filed or submitted by ABN AMRO with the Dutch Trade Register of the Chamber of Commerce or with the Commission does not indicate that US holders hold more than 40% of the outstanding ABN AMRO Ordinary Shares (including shares underlying the ABN AMRO ADSs). Finally, the Consortium does not know or have reason to know that the level of US ownership exceeds 40% of the outstanding ABN AMRO Ordinary Shares (including shares underlying the ABN AMRO ADSs). According to publicly available information regarding ABN AMRO Ordinary Shares for which holders could be identified, as at December 31, 2006, approximately 15.5% of the issued and outstanding ABN AMRO Ordinary Shares were held by persons located in the United States. On the basis of the foregoing, the Consortium intends that the US Offer would be made in reliance on the exemption afforded by Rule 14d-1(d) under the Exchange Act.[1]

3 Proposed Structure of the Offers

As discussed above, it is expected that the proposed offer would comprise the US Offer and the Dutch Offer. The Offers would be made on the same terms, and completion of each of the Offers would be subject to the same conditions.

---

1 It should be noted that the availability of such Tier II Relief was also relied upon by Barclays PLC in the Letter regarding the Combination of Barclays PLC and ABN AMRO Holdings N.V. (April 24, 2007).

The Dutch Offer would be structured to comply with the Dutch Takeover Regulations, which govern tender offers in the Netherlands, as well as applicable rules and regulations of the AFM. The AFM and the Commission are parties to an Agreement between the United States and the Kingdom of the Netherlands on Mutual Administrative Assistance in Securities Matters, dated December 11, 1989 and July 1, 1992 and have also recently signed a Memorandum of Understanding between the Commission and the College of Euronext Regulators, dated January 25, 2007, concerning consultation and cooperation regarding the implementation of securities laws with respect to certain matters. In connection with the Dutch Offer, the Consortium would submit to the AFM a draft Dutch Offer Document for its comment and approval. Following the AFM's approval of the Dutch Offer Document, an advertisement in a Dutch daily newspaper would be published announcing the availability of the Dutch Offer Document.

The US Offer would be structured to comply with the applicable requirements of Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, as well as the applicable provisions of the Securities Act. As discussed above, the Consortium expects that the US Offer would be a "Tier II" offer. In connection with the US Offer, RBS would file a Registration Statement on Form F-4 with the Commission in respect of the RBS Ordinary Shares to be issued pursuant to the US Offer and the Consortium would file a Tender Offer Statement on Schedule TO with the Commission in respect of the US Offer and the US Offer Document, which will include the prospectus contained in the Registration Statement, would, depending on ABN AMRO's election pursuant to Rule 14d-5 under the Exchange Act, be mailed or be made available to ABN AMRO for mailing to holders of ABN AMRO Ordinary Shares located in the United States and to holders of ABN AMRO ADSs, wherever located. The US Offer would, to the extent applicable, also be governed by the Dutch Takeover Regulations as well as the applicable rules and regulations of the AFM.

Under current Dutch Takeover Regulations, the acceptance period for the Dutch Offer may not be less than 30 calendar days (in the case of an unsolicited offer), while there is no statutory limitation on the maximum duration of the acceptance period (the initial acceptance period or any extension thereof should not, however, be unduly lengthy). Given the applicable requirements of the Dutch Takeover Regulations, the requirements of the US tender offer rules and the intention of the Consortium to structure the Offers such that the US Offer and the Dutch Offer commence and end on the same date, the Offers would remain open for an initial acceptance period of at least 20 US business days (such period, as may be extended, the "**Acceptance Period**").

The Consortium may, from time to time, extend the Acceptance Period until all the conditions to the Offers are satisfied or, if legally permissible, waived. Any extension of the initial Acceptance Period as well as any extension of the extended Acceptance Period must, under Dutch Takeover Regulations, be announced no later than the third Euronext Amsterdam trading day after expiration of the initial or, as the case may be, extended Acceptance Period. The Consortium would also extend the US Offer to the extent required by applicable US tender offer rules or to the extent the Consortium extends the Dutch Offer if required by applicable Dutch Takeover Regulations.

Under US tender offer rules, if the Consortium makes material changes to the terms of the US Offer, the Consortium (i) would be required to promptly disseminate such changes to holders of ABN AMRO Ordinary Shares who are located in the United States and to holders of ABN AMRO ADSs, wherever located, in a manner reasonably designed to inform them of such changes and (ii) may be required to extend the Acceptance Period for the US Offer to permit time for adequate dissemination thereof.

If the Consortium extends the Acceptance Period, it would make an announcement to that effect within three Euronext Amsterdam trading days after the previously scheduled expiration of the Acceptance Period. The Consortium would announce any extension of the Acceptance Period by issuing a press release on, among others, the Dow Jones News Service and by publication in the Daily Official List of Euronext Amsterdam. During any extension of the Acceptance Period, any ABN AMRO Shares validly tendered and not properly withdrawn in either the US Offer or the Dutch Offer would remain subject to such Offer, subject to the right of each holder to withdraw the ABN AMRO Shares already tendered by such holder. If the Consortium extends the period of time during which the Offers are open, the Acceptance Period for each Offer would expire on the latest date to which the Consortium extends the Offers.

In accordance with Dutch Takeover Regulations, within five Euronext Amsterdam trading days after the expiration of the Acceptance Period for the Dutch Offer (*einde aanmeldingstermijn*), the Consortium would make a public announcement stating:

(i) that all conditions to the Offers have been satisfied or, to the extent permitted, waived, and declaring the Dutch Offer to be unconditional (*gestanddoening*); or

(ii) that the conditions to the Offers have not been satisfied or, to the extent permitted, waived, and that, accordingly, the Offers have been terminated.

Such announcement would be made by publication in the Daily Official List of Euronext Amsterdam and by means of a press release on, among others, the Dow Jones News Service.

The final results of the Dutch Offer must be announced within five Euronext Amsterdam trading days after the end of the Acceptance Period. As described above, the US Offer and the Dutch Offer would be subject to the same conditions, and acceptances of the US Offer and the Dutch Offer would be counted on a combined basis for purposes of determining whether at least 80% of the issued and outstanding ABN AMRO Ordinary Shares, calculated on a fully diluted basis, have been validly tendered (the "**Minimum Acceptance Condition**").

Acceptance of ABN AMRO Shares validly tendered and not withdrawn prior to the expiration of the Acceptance Period would occur only after it is determined that all conditions (including the Minimum Acceptance Condition) to the Offers have been satisfied or, to the extent permitted, waived. As the Consortium believes that Tier II Relief will be available, exchanges of RBS Ordinary Shares and payment of cash for tendered ABN AMRO Shares in the US Offer would be conducted in accordance with Dutch law and takeover practice and would typically occur no later than five Euronext Amsterdam trading days after the date the Dutch Offer is declared unconditional (*gestanddoening*). The Consortium would transfer the consideration for the tendered ABN AMRO Shares in accordance with Dutch law and takeover practice. The Consortium intends for the settlement of the US Offer and the Dutch Offer to occur on the same date.

The Consortium would reserve the right to provide a subsequent acceptance period of no more than 15 Euronext Amsterdam trading days after the expiration of the Acceptance Period, as permitted under current Dutch Takeover Regulations, but in no event more than 20 US business days in length as required by Rule 14d-11 under the Exchange Act.

The Consortium will require additional relief from the requirements of the rules and regulations under the Exchange Act in connection with the structure of the US Offer, which relief will be requested in a separate letter or letters to the Staff.

4 Purchases Outside the Offer

Purchases Outside the Offer under Dutch Law

The Dutch Takeover Regulations provide that the offeror must pay in the public offer the highest consideration paid by the offeror in any such transaction if, following the time at which a public announcement about the preparation or making of a public offer has been made, an offeror purchases a target company's securities outside such offer in a transaction other than in regular stock exchange trading. The Dutch Takeover Regulations do not restrict the purchase of a target company's securities outside an offer made in regular stock exchange trading following public announcement. Consequently, absent Rule 14e-5, Dutch law would permit the Consortium Prospective Purchasers to acquire ABN AMRO Shares in stock exchange transactions at prices greater than the consideration offered in the Offers, with no requirement to increase the consideration offered in the Offers.

Dutch Takeover Regulations require that an offeror and the target company disclose any purchases of the target company's securities (or rights to acquire securities) following the time at which a public announcement about the preparation or making of a public offer has been made, whether or not made in regular stock exchange trading, to the AFM. The latest draft of the revised rules removes the obligation to disclose purchases made in regular stock exchange trading. In addition, Dutch law requires any person acquiring securities (or rights to acquire securities) in ABN AMRO as a result of which such person's capital interest or voting interest passes certain thresholds (5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75%, 95%) to make a filing with the AFM, which is publicly disclosed by the AFM.[2]

The Consortium Prospective Purchasers will not purchase or arrange to purchase ABN AMRO Shares on a stock exchange at a price greater than the value of the consideration offered in the Offers with respect to any purchases of ABN AMRO Shares by or on behalf of the Consortium outside of the Offers in accordance with Dutch law.

Application of Rule 14e-5

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from, directly or indirectly, purchasing or arranging to purchase any equity securities in the target company or any securities immediately convertible into, exchangeable for or exercisable for equity securities in the target company, except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires. "Covered Person" is defined as (i) the offeror and its affiliates, (ii) the offeror's dealer-manager and its affiliates, (iii) any advisor to any of the

[2] It should be noted that such purchases above the relevant thresholds would also trigger reporting obligations under Section 13 of the Exchange Act.

foregoing, whose compensation is dependent on the completion of the offer and (iv) any person acting, directly or indirectly, in concert with any of the persons specified above.

Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby a person making a cash tender or exchange offer purchases (or arranges to purchase) shares otherwise than pursuant to the offer. Among the concerns that Rule 14e-5 is designed to prevent are avoidance of pro-rationing requirements, disparate treatment of persons who tender into the offer and persons who sell securities outside the offer and holders of large blocks of the subject securities demanding greater or different consideration than that offered pursuant to the tender or exchange offer. None of these concerns is present here. Furthermore, the Commission has recognized that a strict application of Rule 14e-5 could disadvantage US security holders in some situations. In this context, the Commission has noted in Securities Act Release No. 7759 (January 24, 2000) (the "**Cross Border Release**") that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to US security holders."

The Consortium Prospective Purchasers are requesting relief from Rule 14e-5 in order to permit purchases or arrangements to purchase ABN AMRO Shares by or on behalf of any members of the Consortium outside of the Offers in accordance with Dutch law.

Basis for Exemption

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the Cross-Border Release, the Commission has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the instant case, where US ownership exceeds (or is presumed to exceed) 10%. The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by US holders, (ii) whether the offer will be made to the US holders on an equal basis to non-US holders, (iii) whether the consideration will be cash or securities, (iv) the nature of the foreign regulation to which the offer is subject and (v) whether the principal trading market for the target's securities is outside the United States.

In the context of the Offers, (i) the Consortium Prospective Purchasers reasonably believe US persons beneficially own less than 40% of each class of the ABN AMRO Shares, which is consistent with the level of US shareholdings noted in prior letters requesting relief from Rule 14e-5, (ii) the Offers would be made on the same basis to US and non-US holders, with US holders being entitled to participate in the US Offer on economic terms as least as favorable than those offered to holders of ABN AMRO Ordinary Shares in the Dutch Offer, (iii) the consideration for the Offers would consist of RBS Ordinary Shares and cash,[3] (iv) the AFM would have primary regulatory authority over the Dutch Offer and it would be fully regulated under the Dutch Takeover Regulations and (v) the principal trading market for the ABN AMRO Ordinary Shares is outside the United States.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor to Rule 14e-5) to permit purchases by offerors or persons acting on behalf of offerors. In

[3] The cash portion of the consideration offered in the proposed Offers represented approximately 93% of the total consideration as at July 16, 2007.

particular, we note that in the Letter regarding the Combination of Barclays PLC and ABN AMRO Holdings N.V. (April 24, 2007), the Commission recently granted Barclays PLC and certain persons acting on its behalf the ability to engage in such purchases. We also note that in the Letter regarding the Sulzer AG Offer for Bodycote International plc (March 2, 2007), the Commission granted class-wide exemptive relief under Rule 14e-5 to offerors that wish to purchase shares of a foreign private issuer target outside of the tender offer in certain prescribed circumstances, nearly all of which are present in this request for exemptive relief. We also note that, with respect to offers conducted in the Netherlands, the Commission granted exemptive relief under Rule 14e-5 in connection with the offer by Dexia Banque Internationale à Luxembourg for Kempen & Co N.V. (June 19, 2001), the offer by Invensys plc for Baan Company N.V. (May 26, 2000) and the offer for Royal Dutch Petroleum Company N.V. (November 19, 2004).

Although there are, in our view, doubts as to whether the jurisdictional predicate for the application of the Exchange Act – namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange" – would be satisfied if the Consortium Prospective Purchasers or their respective affiliates made purchases of ABN AMRO Shares outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by the Consortium to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of ABN AMRO Shares outside the United States in the absence of such exemptive relief.

5 Requested Exemptive Relief

Based on the foregoing, we respectfully request, on behalf of the Consortium Prospective Purchasers, that the Commission grant relief from Rule 14e-5 in order to permit purchases or arrangements to purchase ABN AMRO Shares by or on behalf of the Consortium outside of the Offers in accordance with Dutch law, through expiration of the Offers.[4] With respect to any purchases of ABN AMRO Shares by or on behalf of the Consortium outside of the Offers in accordance with Dutch law, none of the Consortium Prospective Purchasers will purchase ABN AMRO Shares on the Exchanges at a price greater than the value of the consideration offered in the Offers, and if any Consortium Prospective Purchaser purchases ABN AMRO Shares in a transaction other than regular stock exchange trading, the Consortium will pay in the Offers the highest consideration paid by such Consortium Prospective Purchaser in any such off-exchange transactions.

In addition, the foregoing request for exemptive relief will be subject to the following conditions:

[4] With respect to purchases by the Consortium Prospective Purchasers that may be made solely pursuant to the Dutch Offer during the pendency of the US Offer, the Consortium intends to rely on the class relief granted by the Division of Market Regulation regarding the Proposed Exchange Offer by Mittal Steel for Arcelor (June 22, 2006). In addition, the Consortium members are not requesting relief hereby from Rule 14e-5 in connection with their ordinary course trading activities. With regard to such activities, the Consortium members, each of whom has an affiliate or separately identifiable department acting as "financial advisor" in connection with the Offers, and such affiliates and separately identifiable departments, plan to rely upon the letter regarding Rule 14e-5 Relief for Certain Trading Activities of Financial Advisors (April 4, 2007) pursuant to which the Division of Market Regulation has granted class relief in the context of cross-border offers.

(i) No purchase or arrangements to purchase ABN AMRO Shares, otherwise than pursuant to the Offers, will be made in the United States, unless otherwise permitted under Rule 14e-5;

(ii) Disclosure of the possibility of, or intention to make, purchases of ABN AMRO Shares outside of the Offers by the Consortium Prospective Purchasers and the manner in which information regarding such purchases will be disseminated will be included prominently in the Offer Document;

(iii) The Consortium Prospective Purchasers will disclose in the United States, to the extent that such information is made public in the Netherlands pursuant to the Dutch Takeover Regulations, information regarding all purchases of ABN AMRO Shares by or on behalf of the Consortium outside of the Offers subsequent to the announcement date;

(iv) The Consortium Prospective Purchasers will comply with applicable requirements under Dutch law, including the Dutch Takeover Regulations;

(v) The Consortium Prospective Purchasers will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of ABN AMRO Shares made by or on behalf of the Consortium outside of the Offers, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution and price of purchase and (ii) the exchange, quotation system or other facility through which the purchase occurred;

(vi) Upon the request of the Division of Market Regulation, the Consortium Prospective Purchasers will transmit the information specified above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(vii) The Consortium Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offers;

(viii) Representatives of the Consortium Prospective Purchasers will be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) upon request to respond to inquiries of the Division of Market Regulation relating to their records; and

(ix) Except as otherwise exempted herein, the Consortium Prospective Purchasers will comply with Rule 14e-5.

* * * * *

If you have any questions or require any additional information, please contact Larry Vranka (212-903-9211), Tom Shropshire (011-44-207-456-3223), or Colin Greenspon (212-903-9102).

Yours sincerely,

Lawrence Vranka, Jr.
Linklaters LLP

George Karafotias
Shearman & Sterling LLP

William Rogers
Cravath, Swaine & Moore LLP

Gregory Astrachan
Willkie Farr & Gallagher LLP

cc: Matthew Landon

Securities and Exchange Commission

Miller McLean
Chris Campbell

Royal Bank of Scotland Group plc

Juan Guitard

Banco Santander Central Hispano S.A.

Jeannine Quaetaert

Fortis SA/NV and Fortis N.V.

Thomas B. Shropshire, Jr.
Colin H. Greenspon

Linklaters LLP

Babett Carrier

Shearman & Sterling LLP

Richard Hall
Philip J. Boeckman

Cravath, Swaine & Moore LLP

Maurice Lefkort
Larry Bergmann

Willkie Farr & Gallagher LLP

END